Atlanta Braves Holdings, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5500

September 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Atlanta Braves Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-274438)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on September 29, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Atlanta Braves Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Ryan Coombs of O’Melveny & Myers LLP, counsel to the Company, at 415-984-8943, or in his absence, C. Brophy Christensen at 415-984-8793, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

Atlanta Braves Holdings, Inc.

By:	/s/ Renee L. Wilm
Name:	Renee L. Wilm
Title:	Chief Legal Officer and Chief Administrative Officer

[Signature Page to Acceleration Request Letter]